January 2, 2015
VIA EDGAR
Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     zulily, inc.
Form 10-K for Fiscal Year Ended December 29, 2013
Filed February 28, 2014
File No. 001-36188

Dear Mr. Thompson:
zulily, inc. (the “Company”) is submitting this letter in response to the letter, dated December 18, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2013. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff's comments are presented in bold italics.
Consolidated Financial Statements, page 57
Note 1. The Company and Basis of Presentation, page 62

1.
We note your disclosure that you grant merchandise credits to participants in your referral program when the customer referral results in a sale. We also note that merchandise credits issued through the referral program are recorded as reductions of the sales price at the date the promotion is redeemed. Please tell us how this policy complies with GAAP, including your consideration of whether merchandise credits issued through the referral program should be recorded as a liability upon issuance.

Response:
The Staff is advised that our customer referral credits operate as follows:

•	Customer referral credits are granted to the referring customer at the point-in-time the referred customer makes a purchase.

•	These referral credits can only be utilized by the referring customer and expire within 18 months of the grant date.

•	The referring customer will not receive additional credits for subsequent purchases by the referred customer.

•
If the referral credit is not entirely used in a single transaction, any remaining balance is not refunded in cash but will carry over and may be applied to future transactions until expiration of the referral credit.

•	There is no minimum purchase required when the referral credit is redeemed.

•	For a substantial majority of the referral credits the redemption does not result in a loss.
Classification
We recognize the customer referral credits as a reduction of revenue at the point the credit is redeemed. To reach this conclusion we first determined whether the referral credit issued to the referring customer is within the scope of ASC 605-50 as explained in paragraph 15-2. We believe our customer referral program is within the scope of ASC 605-50 because we are providing consideration in the form of a referral credit to a customer, who is the purchaser of our products.
The required income statement classification of consideration given by a vendor to a customer under ASC 605-50-45-2 and 45-3 is different for cash consideration (which includes a sales incentive) than classification of consideration in

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U.S. Securities and Exchange Commission
January 2, 2015

the form of a free product. We have concluded that the customer referral credit is more akin to a sales incentive rather than a free product as the program is a mechanism for customers to obtain a discount on future purchases and allows us to increase sales volume at a discounted price rather than an arrangement in which we are compensating the customer for a service provided. As a result we have followed the classification guidance in ASC 605-50-45-2.
ASC 605-50-45-2 contains a presumption that cash consideration (which includes a sales incentive) given by a vendor to a customer represents a reduction in the selling price of the vendor’s products. This presumption is only overcome if a) the vendor receives an identifiable benefit sufficiently separable from the recipient’s purchase of the vendor’s product and b) the vendor can reasonably estimate the fair value of that benefit. While our acquisition of the referred customer is a separate, identifiable benefit, we cannot reasonably estimate the fair value of that benefit. As a result, the presumption that the sales incentive (i.e., the customer referral credit) represents a reduction of the selling price of our products is not overcome, and thus we record the cost of the referral credit as a reduction of revenue at the point the credit is redeemed.
Recognition
To determine the appropriate recognition timing of customer referral credits that will not result in a loss, we conducted the following evaluation of the events in the customer referral program that correspond to the “later of” dates as outlined in ASC 605-50-25-3:

a.
The date at which the related revenue is recognized by the vendor: The substance of the customer referral program is a sales incentive that results in a discount for the referring customer at the time the referral credit is redeemed and the revenue related to the referral credit is the revenue that is recognized when the referral credit is redeemed. Thus, the date associated with ASC 605-50-25-3a is the date of redemption.

b.
The date at which the sales incentive is offered: The referral credit is offered to the referring customer on the date the referred customer makes a purchase. The referral credit cannot be applied to a transaction on which revenue was recognized prior to the referred customer’s purchase. Thus, the date associated with ASC 605-50-25-3b is the date of the referred customer’s purchase. This position is further supported by the fact that the referring customer is required to make a purchase subsequent to the date of the referred customer purchase in order to derive any value from the referral credit.

Based on our evaluation above, we concluded the customer referral credit should be recognized when the referral credit is redeemed as the associated revenue recognized is later than the date on which the sales incentive is offered.
Note 6. Commitments and Contingencies, page 67

Sales Taxes, page 68

2.
We note your disclosure that the likelihood of incurring a liability as a result of sales tax nexus being asserted by certain states where you do not currently collect sales tax reaches the threshold for reasonably possible; however, you are unable to estimate the potential exposure. Please tell us in a reasonable amount of detail why you are unable to estimate the possible loss or range of loss, including the process that was undertaken to try and estimate the possible loss or range of loss. Refer to ASC 450.

Response:

The Staff is advised that to date we have had no actual or threatened sales and use tax claims from any states where we do not already claim nexus. Further, to date in the states where we do claim nexus there have been no challenges to the amount of sales and use tax we have remitted.
As part of internal control over financial reporting, we perform procedures to determine if we need to claim nexus in any additional states. These procedures include the following:

•	Quarterly, we perform a detailed review for any potential nexus creating activities in a state where we do not currently claim nexus.

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U.S. Securities and Exchange Commission
January 2, 2015

•
Quarterly, we discuss with outside legal counsel any new or emerging tax law, regulations, or other interpretations that could impact nexus conclusions in each state where do not currently claim nexus.

•	Annually, we engage a third-party expert to review our conclusions around potential nexus creating activities in each state where we do not currently claim nexus.

•	Continuous review of public information, such as news articles, legal proceedings and other sources specific to the e-commerce industry.

•	Frequent discussions with key executives and operations personnel regarding changes or expected changes in the nature of operations.

Our disclosure reflects our acknowledgment that e-commerce is a dynamic industry subject to new laws and regulations as well as increased complexities around determining whether an entity may have significant physical presence in a state. In addition, the determination of nexus often depends on varying interpretations of applicable statutes or case law. As a result, we have determined under ASC 450 that the probability of paying sales and use tax in a state where we currently do not claim nexus is reasonably possible. However, we are unable to estimate the possible loss or range of loss as it is an unasserted potential liability that would be contested and subject to negotiation between the taxpayer and the state or decided by a court.
Per the procedures undertaken and the guidance within ASC 450-20-50-4, we concluded a statement that “an estimate cannot be made” was appropriate.
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's responses, please contact me at (206) 454-3323.

Sincerely,
/s/ Marc Stolzman
Marc Stolzman
Chief Financial Officer

cc:	Darrell Cavens, President and Chief Executive Officer
Deirdre Runnette, General Counsel and Secretary

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